[XINYUAN REAL ESTATE CO. LTD. LETTERHEAD]

November 7, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Xinyuan Real Estate Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 25, 2014

Response Letter Dated October 1, 2014

File No. 1-33863

Dear Mr. O’Brien:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission dated October 24, 2014 (the “Comment Letter”) regarding the Form 20-F of Xinyuan Real Estate Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

Financial Statement, page F-1

Note 14 (c), page F-41

1.      Regarding your response to prior comment 2, in our letter to you dated September 8, 2014, please clarify why the Henan local tax authorities adopted the deemed profit method to measure the LAT obligation instead of the higher and more generally applicable actual revenue method. Your response indicates that the deemed profit method is applied in cases where the taxpayer did not keep adequate books and records. If the local tax authority determined that you did not keep adequate books and records, then please tell us how this impacted your ability to account for these projects in your consolidated financial statements.

Please also address the impact on your disclosure controls and procedures as well as on your internal control over financial reporting. We may have further comment.

The Company respectfully advises the Staff that the Zhengzhou International City Garden II, Finance Square and International Plaza projects are within the jurisdiction of the tax bureau located in Zhengzhou city, Henan Province (“Henan Local Tax Bureau”).

The Company also advises the Staff that Henan Local Tax Bureau’s application of the “deemed profit” method for settlement of LAT with respect to these three projects of the Company was not the result of any inadequacy in the Company’s books and records as the example illustrated in our previous response to comment 2 filed on October 1, 2014 and therefore, there is no impact on our disclosure controls and procedures and our internal control over financial reporting.

The Circular of the State Administration of Taxation on Issues Concerning the Liquidation and Administration of Value-Added Tax for Land of Real Estate Developers (Guo Shui Fa [2006] No. 187) (the “2006 Circular”) issued by the PRC national tax authorities, states that “the taxation organ of each province may formulate the specific method for liquidation and administration according to the provisions of this Circular and in combination with local and actual situations.”

Although the 2006 Circular enumerated several examples of circumstances when it might be appropriate for local tax authorities to use the “deemed profit” method(1) – circumstances which the Company summarized in its previous response to include situations involving insufficient accounting records or invoices or vouchers for income or proof of certain expenses are not available - these examples were not the exclusive circumstances under which the deemed profit method could be employed.

Prior to May 1, 2010, the Henan Local Tax Bureau generally applied the “deemed profit” method for the calculation of LAT, regardless of whether such circumstances were present. Accordingly, the fact that the "deemed profit" method was applied to the Company's projects during this period were not the result of any deficiency in the Company’s bookkeeping or its internal controls over disclosure or financial reporting. The Company does not know the reasons why Henan Province generally employed the “deemed profit” method for calculating LAT obligations while it was operating under the 2006 Circular.

The Henan Local Tax Bureau’s general practice changed following the publication by the Henan Local Tax Bureau on April 20, 2010 of the Circular of Explicit Declaration of Several Policies on Land Value-Added Tax (Zheng Di Shui Fa [2010] No. 55) (the “2010 Circular”), which announced that “beginning on May 1, 2010, the real estate development projects taxpayers shall be levied by ‘actual revenue’ method.” Such change was also reported by Henan province's local official newspaper(2) which stated that “before May 1, 2010, Henan tax authorities used the ‘deemed profit’ method to measure the LAT obligation. After the new circular, all [real estate development] projects of taxpayers will be levied under the ‘actual revenue’ method”.

The Zhengzhou International City Garden II, Finance Square and International Plaza projects are located in Zhengzhou city, Henan Province and were completed and sold out prior to May 1, 2010. The Company initiated the LAT settlement process with the Henan Local Tax Bureau for these three projects prior to May 1, 2010. The Henan Local Tax Bureau also completed their own assessment on the projects and issued official settlement reports for the three projects under which the LAT was calculated based on the “deemed profit” method prior to May 1, 2010. It should be noted, however, that the “deemed profit” method that was applied by the Henan Local Tax Bureau does deviate from PRC national tax regulation. As indicated in our previous response in point E to comment 2 filed on October 1, 2014, the Company conforms to the national PRC LAT regulations and calculates and accrues the full amount of the potential LAT liability for each project on the “actual revenue” method, including the difference between the “deemed profit” method and the “actual revenue” method which was required by the federal tax authority’s regulation for the above mentioned three projects in Zhengzhou, Henan Province.

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(1) Those circumstances include:“(i) non-existence of the account book that shall exist according to the stipulation of law or administrative regulation; (ii) destroying the account book without authorization or refusing to provide taxation information; (iii) despite the account book exists, the accounts are in a state of mess or cost materials, income vouchers and cost vouchers are damaged and incomplete, making it difficult to determine transferred income or amount of deductible items; (iv) despite complying with the conditions for settling value-added tax for land, failure to go through the formalities of settlement according to the prescribed time limit occurs, and although the taxation organ orders the settlement within a time limit, no settlement has been made beyond the time limit; (v) the basis for tax calculation as submitted is obviously low without justifiable cause.”  2006 Circular.

(2) The article was published on DaHe Newspaper dated 9 April 2010 according to the e-version on the website of http://henan.sina.com.cn/news/2010-04-09/080520684.html.

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On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd., which developed International Plaza, was liquidated. During the liquidation process, the Zhengzhou branch of the national tax bureau performed an assessment on the sufficiency of taxes paid, including LAT. There was no additional tax adjustment assessed by the Zhengzhou branch of the national tax bureau and the Company received a tax clearance certificate confirming that there was no underpayment of taxes as of April 6, 2012. Based on the above, management performed a reassessment and concluded that the likelihood of the federal tax bureau overturning the “deemed profit” method approved by the local tax bureau was only reasonably possible, and accordingly the Company has reversed the LAT liability accrual for these three projects in 2012.

2. Regarding your response to prior comment 4, it remains unclear why your LAT expense is not 30%-60% of gross profit instead of only 9%-12%. Given that the tax is generally based on real estate sales proceeds less deductible expenses, and that your gross profit is similarly comprised, it remains unclear whether your LAT expenses are properly recorded. Your response references a 20% deduction but it is not clear whether that deduction is in addition to, or in place of, the actual deductible costs incurred. Further, the borrowing costs deduction would not appear to be a reconciling item since such costs are included in your gross profit number (page F-19). To help us understand your accounting, please provide us with a reconciliation between the applicable progressive LAT rate and the actual LAT rate you recognized in 2013 for the Jinan Xinyuan Splendid project. For example, if the applicable progressive rate is 30%, and the LAT you accrued in 2013 as a percentage of Jinan Xinyuan Splendid gross profit was perhaps 10%, then quantify and describe each material item that comprises the difference. We may have further comment.

The Company believes that its LAT expenses, accrued to conform to the “actual revenue” method of LAT settlement, are properly recorded.

The Company respectfully advises the Staff that as previously noted in our response to comment 4 filed on October 1, 2014, according to the relevant PRC tax regulations, the LAT obligation is not calculated based on gross profit. As disclosed below, under the “actual revenue” method, LAT is assessed based on progressive rates ranging from 30% to 60% on the appreciation of land value which is gross profit with further deductions as described below. Please note, in particular, in response to one of the staff's specific questions, that the 20% deduction discussed in item d. below, is in addition to, and not in place of the actual deductible costs incurred.

Under relevant PRC tax regulations, the items to be deducted from the land added-value in calculating the amount subject to the tax under the "actual revenue" method are as follows:

a.	The land costs, including the lease price paid for the use of the land, which refers to the amount paid by the taxpayer for obtaining the land-use right and related expenses paid;

b.	The construction costs, including costs spent in land development and construction of new buildings and auxiliary installations;

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c.	Selling expense, general and administration expenses, and financial expenses. The financial expenses can be deducted in full provided that they can be calculated and are related to the transfer of the real estate and such expense is confirmed by certificates issued by financial institutions. The other expenses to be deducted may not exceed five percent (5%) of the total cash value calculated with reference to item a. and item b.;

d.	20% additional deduction. A taxpayer engaged in a real estate development project is allowed a 20% deduction from the total cash value calculated with reference to item a. and item b.

As per the Staff's request, reconciliation between the applicable progressive LAT rate and the actual LAT rate for the Jinan Xinyuan Splendid project (the “Project”), is set forth as below:

1)	As disclosed in 2013 Form 20-F, the Company estimated that over the full life of the Project, the Company will achieve aggregate gross sales revenue of US$784.3 million, relative to the total estimated cost of US$583.8 million (see page 94).

Therefore the estimated gross profit over the full life of the Project is as below:

USD’000		Total estimated amounts over the full life of the Project
Revenue	(a)	784,283
Sales Tax	(b)=(a)*5.65%	(44,312)
Net Revenue	(c)=(a)-(b)	739,971
Cost of revenue	(d)	(583,785)
Gross profit	(e)=(c)-(d)	156,186
Gross profit%	(e)/(c)	21.1%

2)	In strict conformity with the PRC national LAT regulations, the LAT obligation over the full life of the Project is calculated based on the “actual revenue” method and the detailed methodology as specified in the example below:

		Total	LAT calculation
USD’000		estimated amounts over the full life of the Project	Total	Residential (3)	Commercial
Revenue	a	784,283	784,283	685,425	98,858
Sales tax	b	(44,312)	(44,312)	(38,726)	(5,585)
Net revenue	c=a-b	739,971	739,971	646,699	93,273
Land costs	d	(193,278)	(193,278)	(169,505)	(23,773)
Construction costs	e	(359,136)	(359,136)	(314,962)	(44,174)
Financial expenses	f	(31,370)	(31,371)	(27,512)	(3,859)
Total Cost	g=d+e+f	(583,785)	(583,785)	(511,979)*	(71,806)*
Selling expense, general and administration expenses,	h=(d+e)*5%			(24,223)	(3,397)
Additional deduction	i=(d+e)*20%			(96,893)	(13,589)
Total deductible costs and expenses	j=g+h+i			(633,095)	(88,792)
Land appreciation value	k=c-j			13,604	4,480
Land profit (%)	l=k/(j+b)			2%	5%
LAT rate(4)	m			0%	30%
Total LAT obligation	n=k*m		1,344	0	1,344

Gross profit	(e)	156,186
LAT % of gross profit	n/(e)	0.9%

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(3) Pursuant to national PRC regulations concerning LAT, the residential units and commercial units have different LAT tax rates (see the note below and our disclosure at pages 77 -78 of the 2013 Form 20-F). The land costs, construction costs and financial expenses were apportioned according to gross floor area (“GFA”). In the Project, the GFA of residential development was 495,947, equal to 87.7% of total GFA of the Project. Meanwhile, the GFA attributable to commercial development was 69,410, equal to 12.3% of total GFA.

(4) Under national PRC regulations concerning LAT, the four-level progressive tax rates are applied, as follows, for residential projects and commercial projects:

Land Profit Range	LAT Rate for residential units	LAT Rate for commercial units
0% -20%	0%	30%
20%-50%	30%	30%
50%-100%	40%	40%
100%-200%	50%	50%
>200%	60%	60%

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As seen in the calculation example above, the accrued LAT expense is 0.9% of gross profit for Jinan Xinyuan Splendid project while the progressive rates for the LAT range from 30%~60% based upon land profit and “exemptions are available for the sale of ordinary residential properties if the appreciation values do not exceed certain threshold specified in the relevant tax laws” as stated on Page 21 in our 2013 Form 20-F.

The Company trusts that this example clarifies for the Staff how LAT liabilities are determined for our projects under the “actual revenue” method of calculating LAT.

3.	Regarding prior comment 5, it appears your disclosure of reasonably possible losses focuses only on one of your projects. Given your response and the risk factor on page 21, please expand the disclosure in future filings to address the range of losses on all of your projects.

The Company respectfully advises the Staff that the Company calculates, accrues and settles the full amount of the potential LAT liability for each project, after deducting any applicable prepayment amounts, on the “actual revenue” method, with the exception of the Zhengzhou International City Garden II, Finance Square and International Plaza projects located in Zhengzhou city, Henan Province, were settled based on the “deemed profit” method.

Therefore, in order to be fair and transparent to the investors and readers, the Company has disclosed in our risk factors and response to previous comment 2, that the relevant PRC tax authorities may challenge the basis on which the Company has been paying our land appreciation tax obligations and that any additional assessment of LAT tax may negatively impact our results of operations.

The Company respectfully advises the Staff that with respect to the three projects in Henan Province mentioned above, one project has been liquidated on April 6, 2012 and the statute of limitations of another project has expired as of December 31, 2013. Therefore, in the 2013 Form 20-F, the Company only disclosed the range of reasonably possible losses in excess of the amount accrued for land appreciation taxes for the remaining project for which the statute of limitations had not expired as of December 31, 2013. The statute of limitation period for this remaining project expired on April 27, 2014.

Our risk factor and previous response to comment 2 filed on October 1, 2014 has also stated that there is a risk that the local tax authority will not agree with the Company’s categorization of deductible costs and expenses. If the local tax authority does not agree with the Company’s categorization of deductible costs and expenses, any difference will be recorded in our consolidated financial statements on a timely basis. To date, we have not had any material differences to record.

As per the Staff's request, in future filings, the Company will disclose a range of reasonably possible losses (if any) in excess of the amount accrued for LAT for all our applicable projects, if estimates of any such losses are determinable.

* * * * *

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at +86 (10) 8588-9369 or via email at manbo.he@xyre.com.

Very truly yours,

/s/ Manbo He

Manbo He

Chief Financial Officer

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